Exhibit 28.A

First Chicago Credit Card Master Trust II

Excess Spread Analysis—March 2003

Series	* 1999-X	1999-Y
Deal Size	$750MM	$550MM
Expected Maturity	6/16/2003	8/15/2003

Yield	9.99%	16.03%
Less: Coupon	1.48%	1.53%
Servicing Fee	0.80%	1.28%
Net Credit Losses	3.12%	5.00%
Excess Spread:
March-03	4.59%	8.22%
February-03	6.16%	9.49%
January-02	8.15%	9.83%
Three Month Average Excess Spread	6.30%	9.18%

Delinquency:
30 to 59 Days	1.25%	1.25%
60 to 89 Days	0.85%	0.85%
90+ Days	1.76%	1.76%
Total	3.86%	3.86%

Payment Rate	29.68%	29.68%

*	Results are skewed downward due to the calculation methodology during the accumulation period.